UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
 ______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
 SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Commission File Number: 001-36073

                  ENZYMOTEC LTD.
 (Translation of registrant’s name into English)

Sagi 2000 Industrial Area
 P.O. Box 6
 Migdal Ha’Emeq 2310001, Israel
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

CONTENTS

Acquisition of Product Portfolio

On August 30, 2017, Enzymotec Ltd. (“Enzymotec”) issued a press release announcing the acquisition of all rights pertaining to five nutritional products from Union Springs Healthcare, LLC, a company founded by renowned health care entrepreneur, Roger Griggs, who will now act as a senior advisor to Enzymotec.

A copy of the press release is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENZYMOTEC LTD.

Date: August 30, 2017	By:	/s/ Dror Israel
Name Dror Israel
Title Chief Financial Officer

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description
99.1	Press release, dated August 30, 2017, announcing the acquisition by Enzymotec from Union Springs Healthcare, LLC of all rights pertaining to five nutritional products